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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    -----------------------------------------

                                  SCHEDULE 13D
                               (Amendment No. 12)
                    Under the Securities Exchange Act of 1934

                                 HRE Properties
                                 --------------
                                (Name of Issuer)

                        Common Shares, without par value

                           ---------------------------
                         (Title of Class of Securities)

                                    404265100
                                 (CUSIP Number)

                                  Milton Cooper
                            Kimco Realty Corporation
                             3333 New Hyde Park Road
                          New Hyde Park, NY 11042-0020
                                 (516) 869-9000

                 ----------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                              Raymond Y. Lin, Esq.
                                Latham & Watkins
                                885 Third Avenue
                          New York, New York 90022-4802
                                November 22, 1996

               --------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box:
     [ ]

     Check the following box if a fee is being paid with the statement: / /

                               Page 1 of 11 Pages



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                                                                    Page 2 of 11

                                  SCHEDULE 13D

CUSIP No. 404265100

1.       Name of Reporting Person

         Kimco Realty Corporation

2.       Check the Appropriate Box if a Member of a Group               (a) [x]
                                                                        (b) [ ]

3.       SEC Use Only

4.       Source of Funds

         WC

5.       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                     [ ]

6.       Citizenship or Place of Organization

         Maryland

                           7.       Sole Voting Power
                                    None
Number of
Shares                     8.       Shared Voting Power
Beneficially                        None
Owned By
Reporting                  9.       Sole Dispositive Power
Person                              None
With
                           10.      Shared Dispositive Power
                                    None

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         None

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             [ ]

13.      Percent of Class Represented by Amount in Row (11)

         0.0%

14.      Type of Reporting Person

         CO

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                                                                    Page 3 of 11

                                  SCHEDULE 13D

CUSIP No. 404265100

1.       Name of Reporting Person

         CLS General Partnership Corp.

2.       Check the Appropriate Box if a Member of a Group                (a) [x]
                                                                         (b) [ ]
3.       SEC Use Only

4.       Source of Funds

         WC

5.       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                      [ ]

6.       Citizenship or Place of Organization

         Delaware

                           7.       Sole Voting Power
                                    None
Number of
Shares                     8.       Shared Voting Power
Beneficially                        None
Owned By
Reporting                  9.       Sole Dispositive Power
Person                              None
With
                           10.      Shared Dispositive Power
                                    None

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         None

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             [ ]

13.      Percent of Class Represented by Amount in Row (11)

         0.0%

14.      Type of Reporting Person

         CO

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                                                                    Page 4 of 11

                                  SCHEDULE 13D

CUSIP No. 404265100

1.       Name of Reporting Person

         Milton Cooper

2.       Check the Appropriate Box if a Member of a Group                (a) [x]
                                                                         (b) [ ]

3.       SEC Use Only

4.       Source of Funds

         OO, PF

5.       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                      [ ]

6.       Citizenship or Place of Organization

         U.S.A.

                           7.       Sole Voting Power
                                    3,250
Number of
Shares                     8.       Shared Voting Power
Beneficially                        None
Owned By
Reporting                  9.       Sole Dispositive Power
Person                              3,250
With
                           10.      Shared Dispositive Power
                                    None

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         3,250

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             [ ]

13.      Percent of Class Represented by Amount in Row (11)

         less than 0.1%

14.      Type of Reporting Person

         IN

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                                                                    Page 5 of 11

                                  SCHEDULE 13D

CUSIP No. 404265100

1.       Name of Reporting Person

         Norman Orentreich

2.       Check the Appropriate Box if a Member of a Group                (a) [x]
                                                                         (b) [ ]

3.       SEC Use Only

4.       Source of Funds

         PF

5.       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                      [ ]

6.       Citizenship or Place of Organization

         U.S.A.

                           7.       Sole Voting Power
                                    None
Number of
Shares                     8.       Shared Voting Power
Beneficially                        None
Owned By
Reporting                  9.       Sole Dispositive Power
Person                              None
With
                           10.      Shared Dispositive Power
                                    None

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         None

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             [ ]

13.      Percent of Class Represented by Amount in Row (11)

         0.0%

14.      Type of Reporting Person

         IN

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                                                                    Page 6 of 11

                                  SCHEDULE 13D

CUSIP No. 404265100

1.       Name of Reporting Person

         Orentreich Cooper Joint Venture

2.       Check the Appropriate Box if a Member of a Group                (a) [x]
                                                                         (b) [ ]

3.       SEC Use Only

4.       Source of Funds

         WC

5.       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                      [ ]

6.       Citizenship or Place of Organization

         New York

                           7.       Sole Voting Power
                                    None
Number of
Shares                     8.       Shared Voting Power
Beneficially                        None
Owned By
Reporting                  9.       Sole Dispositive Power
Person                              None
With
                           10.      Shared Dispositive Power
                                    None

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         None

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             [ ]

13.      Percent of Class Represented by Amount in Row (11)

         0.0%

14.      Type of Reporting Person

         PN

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                                                                    Page 7 of 11

                                  SCHEDULE 13D

CUSIP No. 404265100

1.       Name of Reporting Person

         K.O. Associates

2.       Check the Appropriate Box if a Member of a Group                (a) [x]
                                                                         (b) [ ]

3.       SEC Use Only

4.       Source of Funds

         WC

5.       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                      [ ]

6.       Citizenship or Place of Organization

         New York

                           7.       Sole Voting Power
                                    None
Number of
Shares                     8.       Shared Voting Power
Beneficially                        None
Owned By
Reporting                  9.       Sole Dispositive Power
Person                              None
With
                           10.      Shared Dispositive Power
                                    None

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         None

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             [ ]

13.      Percent of Class Represented by Amount in Row (11)

         0.0%

14.      Type of Reporting Person

         PN

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                                                                    Page 8 of 11

                  The Schedule 13D, filed August 19, 1988 (the "Schedule 13D") and last amended by Amendment No. 11 to the Schedule 13D, filed January 29, 1990, of The Kimco Corporation ("Kimco"), Kimco Realty Corporation ("KDC," formerly Kimco Development Corporation), CLS General Partnership Corp. ("CLS"), K.O. Associates ("KOA"), Orentreich Cooper Joint Venture ("OC"), Milton Cooper, and Norman Orentreich (collectively, the "Group Members"), relating to the common shares, without par value (the "Common Shares"), issued by HRE Properties (the "Trust"), is hereby amended by this Amendment No. 12 to the Schedule 13D as follows:

Item 1.  Security and Issuer.

                  This Amendment No. 12 to the Schedule 13D relates to the Common Shares of the Trust.

Item 2.  Identity and Background.

                  See previous filings.

Item 3.  Source and Amount of Funds or other Consideration.

                  Not applicable.

Item 4.  Purpose of Transaction.

                  Item 4 is supplemented by the addition of the following:

                  On November 22, 1996, Kimco transferred all of its Common Shares to KDC, the parent corporation of Kimco.

                  On November 22, 1996, the Trust, the Group Members and Roslyn Orentreich, wife of Norman Orentreich (whose shares may be deemed to be beneficially owned by Norman Orentreich by reasons of the provisions of Rule 13d-3), entered into that certain Agreement of Limited Partnership of Countryside Square Limited Partnership (the "Partnership Agreement"). Pursuant to the Partnership Agreement, on November 22], 1996, the following numbers of Common Shares were transferred to Countryside Square Limited Partnership, a Delaware limited partnership, the general partner of which is the Trust: by KDC, 443,600 Common Shares; by CLS, 21,000 Common Shares; by KOA, 2,000 Common Shares; by OC, 400 Common Shares; by Milton Cooper, 11,500 Common Shares; by Norman Orentreich, 58,900 Common Shares; and by Roslyn Orentreich, 62,600 Common Shares. Concurrent with such contributions, the Trust contributed to the Partnership real property having an agreed-upon value of $13,000,000. A copy of the Partnership Agreement is attached hereto as Exhibit 11, and is incorporated herein by reference.


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                                                                    Page 9 of 11

Item 5.  Interest in Securities of the Issuer.

                  (a) The aggregate percentage of Common Shares reported owned by Milton Cooper herein is based on 5,347,287 shares outstanding, which is the total number of Common Shares outstanding as of July 31, 1996, as reported in the Trust's Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 1996.

                  As of the close of business on November 22, 1996:

                  (b) Milton Cooper owns 3,250 Common Shares, constituting less than 0.1% of the shares outstanding.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer.

                  Pursuant to the Partnership Agreement, upon the earlier to occur of a Liquidating Event (as defined in the Partnership Agreement) or December 31, 2011, the Partnership will distribute the Common Shares held by the Partnership to the Trust as provided in the Partnership Agreement. The Partnership Agreement contains no provisions pursuant to which any Common Shares would be sold, distributed or otherwise conveyed to any Group Member. A copy of the Partnership Agreement is attached hereto as Exhibit 11, and is incorporated herein by reference.

Item 7.  Material to be filed as Exhibits.

                  Item 7 is hereby supplemented by the addition of the following:

                  11. Agreement of Limited Partnership of Countryside Square
                      Limited Partnership.



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                                                                   Page 10 of 11

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 31, 1996

                           /s/ Milton Cooper
                           -----------------------------------------------------
                           MILTON COOPER, individually and as attorney-in fact for each of Kimco Realty Corporation, CLS General Partnership Corp., K.O. Associates, Orentreich Cooper Joint Venture, and Norman Orentreich


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                                                                   Page 11 of 11

                                  EXHIBIT INDEX

Exhibit No.                           Document
-----------            ----------------------------------------
 11                    Agreement of Limited Partnership of
                       Countryside Square Limited Partnership